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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2005

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):[ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):[ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes[ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-12014.

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                        MER Telemangement Solutions Ltd.



6-K Items

1. Press Release re MTS Completes Acquisition of Billing & Customer Care Provider TeleKnowledge dated December 31, 2004.

                                                                          ITEM 1

Press Release                          Source: Mer Telemanagement Solutions Ltd.

MTS Completes Acquisition of Billing & Customer Care Provider TeleKnowledge

Friday December 31, 10:27 am ET

RA'ANANA, Israel, Dec. 31 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing solutions, today announced that it has completed its acquisition of substantially all of the assets and certain liabilities of privately owned TeleKnowledge Group Ltd., a leading provider of carrier-class billing & rating solutions.

According to the terms of the agreement, MTS will pay a maximum of $6.2 million, consisting of approximately $2.6 million in cash (including amounts payable to certain key executives of TeleKnowledge and various expenses related to the transaction) and contingent payments of up to $3.6 million dollars, depending on future revenues derived from TeleKnowledge's technology or billing solution sales, over a period of three years.

The integration of TeleKnowledge's superior and robust billing solution enables MTS to offer an end-to-end customer care and billing including Pre/Post paid billing, Web Self-care, Assets Management, Partner Management (Interconnect), Help Desk and Order Management modules.

"This acquisition is an important step in delivering on our growth strategy and will allow us to further capitalize on opportunities in the enterprise, service and content provider markets. We intend to continue to support and further develop TeleKnowledge's existing customer base," said Eytan Bar, president and CEO of MTS.

About TeleKnowledge

TeleKnowledge is a proven, global provider of carrier-class billing solutions. Founded in 1997, TeleKnowledge offers the world's leading content- commerce platform: Total-e Content (TM). Since inception, TeleKnowledge has deployed its billing solutions for leading digital content organizations in over twelve countries, providing significant speed, flexibility, cost and other advantages over legacy and in-house alternatives. For more information about TeleKnowledge, visit http://www.teleknowledge.com

About MTS

Mer Telemanagement Solutions Ltd. is a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing solutions. MTS' OSS is a full-featured customized solution for telecommunications management and customer care & billing. Its telecommunications enterprise resource planning (ERP) application suite is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology (IT) operations, and to significantly reduce associated costs. Its affordable customer care and billing (CC&B) solutions are used by service providers and operators to support sophisticated pre-paid and post-paid billing, web-based self-provisioning, assets management, help desk, order management, partners management and other revenue-generating applications. MTS' Customer Care and Billing Solutions (CC&B) offer centralized revenue and user management, as well as real-time billing to operators and service providers.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the U.S., Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, and other PABX vendors. Its legacy call accounting solutions have been installed by over 60,000 customers in 60 countries. MTS' shares are traded on the NASDAQ SmallCap Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           MER TELEMANAGEMENT SOLUTIONS LTD.
                                                  (Registrant)



                                           By: /s/Eytan Bar
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                                               Eytan Bar
                                               President and
                                               Chief Executive Officer



Date: January 3, 2005